Contact:  Tom Gunning
          Chief Financial Officer
          Total-Tel USA Communications USA
          973-785-7228

For Immediate Release:

                   TOTAL-TEL USA COMMUNICATIONS, INC. ADOPTS
                            SHAREHOLDER RIGHTS PLAN

LITTLE FALLS, New Jersey (April 1, 1998) -- Total-Tel Communications, Inc.

(NASDAQ:  TELU) today announced that its Board of Directors unanimously adopted a Shareholder Rights Plan.  In the face of the rapidly evolving telecommunications industry, the adoption of the Shareholder Rights Plan provides protection against coercive or unfair takeover tactics, and should encourage anyone seeking to acquire the Company to negotiate with the Board first.  The Rights Plan is similar to plans adopted by many public companies and should provide a sound and reasonable means of safeguarding the interests of all shareholders should an effort be made to acquire the Company at a price not reflective of its fair value.


          In connection with the adoption of the Rights Plan, the Board declared a dividend of one common share purchase right for each outstanding share of Common Stock.  Each Right, which is not presently exercisable,

entitles the holder to purchase one share of Common Stock at an exercise price of $125 per share.  In the event that any person acquires 20 percent or more of the outstanding shares of Common Stock, or if any person who already owns 20 percent or more of the Common Stock acquires additional shares, each holder of a Right, other than the acquiring person or group, will be entitled to receive, upon payment of the exercise price, that number of shares of

Common Stock having a market value equal to two times the exercise price.  In order to retain flexibility and the ability to maximize shareholder value in the event of unknown future transactions, the Board retains the power to redeem the Rights for a set amount.

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          The distribution of the Rights will be made on April 13, 1998,

payable to shareholders of record at the close of business on that date.  The

Rights will expire on March 31, 2008, and the distribution of the Rights is not taxable to the Company's shareholders.  In conjunction with the distribution, details of the Rights are contained in a letter which is being mailed to all shareholders of the Company.  For further information, contact

Tom Gunning, CFO of Total - Tel at 973-785-7228.